

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2018

Kurt Rossner
Chief Executive Officer
Leafbuyer Technologies, Inc.
6888 S. Clinton Street, Suite 300
Greenwood Village, Colorado 80108

> **Re: Leafbuyer Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 11, 2018**
> **File No. 333-224891**

Dear Mr. Rossner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 11, 2018

Prospectus Summary, page 1

1. We note your disclosure that since you "are an ancillary company, most of the current regulations and strict cannabis laws do not pertain to [y]our operations." To the extent you are referring to state laws and regulations, please revise accordingly. Please also balance your disclosure to highlight the risk that some of these laws and regulations may apply to you and also refer to the risks to you under federal law.

The Offering, page 3

2. Please reconcile your disclosure here that you may sell shares at a per share price equal to

"ninety-five percent (95%) of the lowest daily volume weighted average price", with Section 1.38 of your equity line agreement which defines the purchase price as "the price per share obtained by multiplying the Market Price by 92%."

Risk Factors, page 4

3. Please add a separately captioned risk factor identifying risks to shareholders related to your equity line agreement with YA II PN Ltd. Discuss the price discount at which you would sell shares to YA II PN Ltd. and the number of shares that could be issued pursuant to the agreement based on the current price of your stock. Discuss the dilutive effect and impact on market price from selling shares at a discount and from the resales of these securities to the public.

4. We note that you provide a consumer portal that allows cannabis consumers to find the best deals and information from their favorite local dispensary and also allows cannabis businesses to attract new customers. Please discuss the risks associated with this line of business, including all federal and state regulations that may impact your business and any possible law enforcement consequences. In this regard, please describe the risks to your business because you may be deemed to be aiding and abetting illegal activities through the services you provide, given that the possession and use of cannabis is illegal under federal laws and regulations.

Exhibit Index, page 33

5. Please file the Standby Equity Distribution Agreement as an exhibit to your registration statement or incorporate it by reference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure